SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sunset Financial Resources Inc.

(Name of Subject Company)

Sunset Financial Resources Inc.

(Name of Filing Persons Offerors)

Common Stock, par value $.001 per share

(Title of Class of Securities)

867708109

(CUSIP Number of Class of Securities)

Stacy M. Riffe

Chief Executive Officer

10245 Centurion Parkway North, Suite 305

Jacksonville, Florida 32256

(904) 425-4575

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to

Bryan L. Goolsby

Kenneth L. Betts

Locke Liddell & Sapp LLP

2200 Ross Avenue

Suite 2200

Dallas, TX 75201-6776

(214) 740-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.     Filing Party: Not applicable.

Form or Registration No.: Not applicable.     Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The Registration Statement on Form S-4 filed by Sunset Financial Resources, Inc. on June 14, 2006 is hereby incorporated herein by reference.

Sunset will file a Tender Offer Statement under cover of Schedule TO with the Securities and Exchange Commission. Investors are urged to read the Schedule TO when it becomes available because it will contain important information. The Schedule TO and other documents which will be filed by Sunset with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to sriffe@sfous.com.

Contact: Sunset Financial Resources Stacy Riffe 904-425-4365 sriffe@sfous.com	Investors: KCSA Worldwide Jeffrey Goldberger / Michael Cimini 212.896.1249 / 212.896.1233 jgoldberger@kcsa.com mcimini@kcsa.com

For:	Sunset Financial Resources

Contact:	Stacy M. Riffe	Jeffrey Goldberger / Garth Russell
	Chief Executive Officer	KCSA Worldwide
	(904) 425-4365	(212) 896-1249 / (212) 896-1250
	sriffe@sfous.com	jgoldberger@kcsa.com / grussell@kcsa.com

Sunset Financial Resources Sets August 21, 2006 as

Record Date for Special Meeting of Stockholders

JACKSONVILLE, Fla., August 14, 2006 — Sunset Financial Resources, Inc. (NYSE: SFO), a specialty finance REIT, announced today that it has set Monday, August 21, 2006 as the record date for the special meeting of its stockholders to consider the previously announced merger with Alesco Financial Trust and related matters. Only stockholders of record at the close of business on the record date will be entitled to vote at the special meeting. Sunset presently anticipates holding the special meeting in the beginning of October and will issue a press release once it has scheduled the meeting.

About Sunset Financial Resources, Inc.

Sunset is a specialty finance REIT headquartered in Jacksonville, Florida and trades on the New York Stock Exchange under the symbol “SFO”.

Certain statements in this news release may constitute “forward-looking statements” within the meaning of the federal securities laws and involve risks, uncertainties and other factors, which may cause the actual performance of Sunset Financial Resources, Inc. to be materially different from the performance expressed or implied by such statements. These risks include the failure of the Company to successfully execute its business plan, gain access to additional financing, the availability of additional loan portfolios for future acquisition, continued qualification as a REIT, the cost of capital, as well as the additional risks and uncertainties detailed in the Company’s periodic reports and registration statements filed with the Securities and Exchange Commission.

Sunset has filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission and will file a final proxy statement/prospectus and a tender offer statement on Schedule TO with the SEC. Investors are urged to read the proxy statement/prospectus, the tender offer statement (including an offer to purchase and related documents) when they becomes available because they will contain important information. These materials will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to sriffe@sfous.com.

Sunset, its directors, and its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Sunset and their ownership of Sunset stock is set forth in the 2005 Annual Report on Form 10K. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus for the proposed merger when it becomes available.

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